Exhibit 12.1

COMPUTATION OF RATIOS

(in thousands, except ratio)

	Six Months Ended June 30,		Year Ended December 31,				Successor (12/21/13- 12/31/13)	Predecessor (12/21/13- 12/31/13)
	2018	2017	2017	2016	2015	2014	2013	2013
Fixed Charges:
Interest expense	19,297	29,714	55,511	59,963	41,642	17,235	485	17,116
Amortization of debt costs	—	—	—	—	—	—	—	—
Estimate of interest within net rental expense	484	357	759	825	660	264	7	198

Fixed Charges	19,781	30,071	56,270	60,788	42,302	17,499	492	17,314

Earnings:
Pre-tax income (loss)	(20,257)	(28,945)	(46,995)	(84,374)	(74,634)	(26,187)	(8,102)	(42,176)
Fixed charges	19,781	30,071	56,270	60,788	42,302	17,499	492	17,314
Amortization of capitalized interest	—	—	—	—	—	—	—	—
Distributed income of equity method investees	—	—	—	—	—	—	—	—
Capitalized Interest	—	—	—	—	—	—	—	—

Earnings	(476)	1,126	9,275	(23,586)	(32,332)	(8,688)	(7,610)	(24,862)

Ratio of earnings to fixed charges	(0.0)	0.0	0.2	(0.4)	(0.8)	(0.5)	(15.5)	(1.4)